Envoy Communications Group Inc.
Third Quarter Report 2006

Dear Shareholders
Revenues for the quarter were $7.5 million compared to $12.0 million for the third quarter of 2005. The net loss for the quarter was $1.1 million or ($0.05) per common share, compared to net earnings of $3.6 million, or $0.17 per common share for the same period of 2005. In 2005 net earnings included net income of $1.9 million or $0.09 per common shares from discontinued operations.
For the nine months ended June 30, 2006, revenues were $23.9 million compared to $31.3 million for third quarter of 2005. The net loss for the period was $2.7 million or ($0.13) per common share, compared to net earnings of $5.1 million or $0.23 per common share for the same period last year. In 2005 net earnings included net income of $1.8 million or $0.08 per common share from discontinued operations.
Earlier in the year Envoy undertook a significant restructuring program in order to reposition the company and align costs with revenues. Envoy has seen a positive impact of this restructuring on its UK and European operations. In North America the positive impact has been slower to materialize. However, Envoy was successful during the latest quarter in winning three new customer relationships. Management estimates that these wins will add approximately $3.0 million and $2.3 million of new revenue to our North American operations in fiscal 2007 and 2008 respectively.
Envoy incurred a loss of $250,000 on its investments in the third quarter, compared with investment earnings of $500,000 in the same period last year. Envoy’s investment earnings were negatively impacted by a downturn in global investment markets during the quarter. As a result, Envoy missed the earnings target for its investment portfolio in the quarter. Going forward, management will remain cautious in making investments, with a view to preserving capital and generating above average returns.
Envoy acquired an additional 10% of Parker Williams Design Limited in the United Kingdom in June, 2006 and increased its ownership to approximately 80%.
In the first nine months of this fiscal year Envoy repurchased 1,320,397 shares under its normal course issuer bid program. Subsequent to June 30th we purchased an additional 285,705 shares. With these additional share purchases, Envoy has purchased the maximum number of shares allowed under the Share Repurchase Plan announce in August, 2005 (2,013,182 shares). As at June 30, 2006 there were 19,687,120 shares outstanding.
Envoy management had previously anticipated the company would be profitable for the year. As a results of the lower investment earnings and the slower turn around of our North American business units management believes that the company will not be profitable from operations in 2006.
Geoffrey B. Genovese
President, Chairman & CEO

Envoy Communications Group Inc.
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Communications Group Inc.
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)
As at:

		June 30	September 30
		2006	2005

Assets

Current
Cash		$823,373	$4,209,920
Investments	note 2	5,000,000	22,113,957
Accounts receivable		11,594,896	16,665,140
Future income taxes		301,384	301,384
Prepaid expenses		985,027	1,203,814
Loans receivable	note 9	493,746	265,082

		19,198,426	44,759,297

Investments	note 2	30,339,244	10,994,238
Loans receivable	note 9	1,481,238	1,810,403
Capital assets	note 5	6,154,368	6,879,312
Goodwill	note 5	13,041,463	12,949,126
Intangible assets	note 5	188,401	241,886
Other assets		9,176	9,176
Future income taxes		5,901,786	5,308,089

		$76,314,102	$82,951,527

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities		$6,685,945	$7,663,658
Income taxes payable		337,143	456,459
Deferred revenue		332,382	614,051
Current portion of long-term debt	note 4	88,803	108,925

		7,444,273	8,843,093

Long-term debt	note 4	188,422	252,093

		7,632,695	9,095,186

Minority interest	note 3	237,324	300,858

Shareholders’ equity
Share capital	note 6	98,592,139	105,204,765
Contributed surplus		9,870,535	5,574,057
Warrants		6,542,456	6,542,456
Deficit		(45,083,983)	(42,402,587)
Stock based compensation	note 8	840,952	789,792
Cumulative translation adjustment		(2,318,016)	(2,153,000)

		68,444,083	73,555,483

		$76,314,102	$82,951,527

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:		June 30	June 30
		2006	2005

Net revenue	note 5	$23,867,638	$31,260,366

Operating expenses:
Salaries and benefits	note 8	18,209,735	20,492,955
General and administrative		4,463,682	5,362,970
Occupancy costs		1,951,703	2,351,624

		24,625,120	28,207,549

Depreciation		1,543,289	1,839,500

Amortization of intangible assets		53,581	—

Investment earnings		(1,174,136)	(2,043,389)

Interest (income) expense and financing costs		(66,669)	(87,217)

		24,981,185	27,916,443

(Loss) earnings before restructuring expense, income taxes, minority interest and discontinued operations		(1,113,547)	3,343,923

Restructuring expense	note 10	(1,856,417)	—

(Loss) earnings before income taxes, minority interest and discontinued operations		(2,969,964)	3,343,923

Income tax (recovery) expense		(640,810)	—

(Loss) earnings before minority interest and discontinued operations		(2,329,154)	3,343,923

Minority interest	note 3	352,242	88,238

(Loss) earnings from continuing operations		(2,681,396)	3,255,685

(Loss) earnings from discontinued operations, net of income taxes	note 7	—	1,801,507

Net (loss) earnings		$(2,681,396)	$5,057,192

(Loss) earnings per share
Basic		$(0.13)	$0.23
Diluted		$(0.13)	$0.23

(Loss) earnings per share — continuing operations
Basic		$(0.13)	$0.15
Diluted		$(0.13)	$0.15

(Loss) earnings per share — discontinued operations
Basic		$—	$0.08
Diluted		$—	$0.08

Weighted average number of common shares outstanding — basic		20,791,146	22,383,610
Weighted average number of common shares outstanding — fully diluted		20,804,755	22,383,610
Envoy Communications Group Inc.
Consolidated Statement of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(42,402,587)	$(48,344,277)

Net (loss) earnings	(2,681,396)	5,057,192

Dividend payment	—	—

Deficit,end of period	$(45,083,983)	$(43,287,085)

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2006	2005

Cash flows from operating activities:

Earnings (loss) from continuing operations	$(2,681,396)	$3,255,685

Items not involving cash:
Future income taxes	(593,697)	(473,401)
Depreciation	1,543,289	1,839,500
Minority interest	352,242	88,238
Amortization of intangible assets	53,581	—
Stock based compensation	51,160	325,293

Net change in non-cash working capital balances:
Accounts receivable	5,070,244	(2,999,118)
Prepaid expenses	218,787	(159,326)
Accounts payable and accrued liabilities	(925,028)	(1,278,195)
Income taxes payable/recoverable	(119,316)	(334,201)
Deferred revenue	(281,669)	(1,266,464)
Other		(233,358)

Net cash provided by operating activities	2,688,197	(1,235,347)

Cash flows from financing activities:
Long-term debt repayments	(83,793)	(264,967)
Dividend payment to minority shareholders	(213,925)	—
Share buy back under normal course issuers bid	(2,316,148)	(5,672,023)
Issuance of common shares, net of share issue costs	—	45,834

Net cash (used in) provided by financing activities	(2,613,866)	(5,891,156)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $191,425 (2005 — $730,496)	(254,536)	(4,050,024)
Loans receivable	100,501	701,483
Net cash outlay on sale of subsidiary	—	(33,358)
Purchase of capital assets	(818,345)	(2,164,137)
Investments	(2,231,049)	11,099,341

Net cash provided by (used in) investing activities	(3,203,429)	5,553,305

Change in cash balance due to foreign exchange	(257,449)	(274,646)

Discontinued operations	—	—

Net change in cash	(3,386,547)	(1,847,844)

Cash, beginning of period	4,209,920	3,655,338

Cash, end of period	$823,373	$1,807,494

Supplemental cash flow information:
Interest paid	$21,669	$36,959
Income taxes paid	84,622	562,737

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		June 30	June 30
		2006	2005
Net revenue	note 5	$7,469,947	$12,001,603

Operating expenses:
Salaries and benefits	note 8	5,592,783	7,925,936
General and administrative		1,602,833	1,669,901
Occupancy costs		397,000	526,377

		7,592,616	10,122,214

Depreciation		499,784	664,054

Amortization of intangible assets		17,952	—

Investment earnings		249,098	(540,834)

Interest (income) expense and financing costs		(23,224)	(31,620)

		8,336,226	10,213,814

(Loss) earnings before income taxes, minority interest and discontinued operations		(866,279)	1,787,789

Income tax (recovery) expense		177,755	—

(Loss) earnings before minority interest and discontinued operations		(1,044,034)	1,787,789

Minority interest	note 3	74,751	80,226

(Loss) earnings from continuing operations		(1,118,785)	1,707,563

(Loss) earnings from discontinued operations, net of income taxes	note 7	—	1,890,880

Net (loss) earnings		$(1,118,785)	$3,598,443

(Loss) earnings per share
Basic		$(0.05)	$0.17
Diluted		$(0.05)	$0.17

(Loss) earnings per share — continuing operations
Basic		$(0.05)	$0.08
Diluted		$(0.05)	$0.08

(Loss) earnings per share — discontinued operations
Basic		$—	$0.09
Diluted		$—	$0.09

Weighted average number of common shares outstanding — basic		20,366,095	21,737,927
Weighted average number of common shares outstanding — fully diluted		20,379,704	21,737,927
Envoy Communications Group Inc. Consolidated Statement of Deficit Unaudited — Prepared by Management (Expressed In Canadian dollars)

Deficit, beginning of period		$(43,965,198)	$(46,885,528)

Net (loss) earnings		(1,118,785)	3,598,443

Deficit, end of period		$(45,083,983)	$(43,287,085)

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2006	2005

Cash flows from operating activities:

Earnings (loss) from continuing operations	$(1,118,785)	$1,707,563

Items not involving cash:
Future income taxes	—	62,855
Depreciation	499,784	664,054
Minority interest	74,751	80,226
Amortization of intangible assets	17,952	—
Stock based compensation	6,522	18,652

Net change in non-cash working capital balances:
Accounts receivable	(1,263,847)	(1,432,322)
Prepaid expenses	150,779	(247,921)
Accounts payable and accrued liabilities	503,983	(1,102,215)
Income taxes payable/recoverable	(98,782)	(142,820)
Deferred revenue	(251,907)	(620,074)
Other		(233,358)

Net cash provided by operating activities	(1,479,550)	(1,245,360)

Cash flows from financing activities:
Long-term debt repayments	(24,863)	(53,879)
Dividend payment to minority shareholders	(213,925)	—
Share buy back under normal course issuers bid	(2,191,149)	(1,162,515)
Issuance of common shares, net of share issue costs	—	—

Net cash (used in) provided by financing activities	(2,429,937)	(1,216,394)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $128,668 (2005 — $Nil)	(212,505)
Loans receivable	33,723	(294,579)
Net cash outlay on sale of subsidiary	—	(33,358)
Purchase of capital assets	(89,579)	(652,771)
Investments	2,443,580	3,132,596

Net cash provided by (used in) investing activities	2,175,219	2,151,888

Change in cash balance due to foreign exchange	(223,103)	(554,004)

Discontinued operations	—	—

Net change in cash	(1,957,371)	(863,870)

Cash, beginning of period	2,780,744	2,671,364

Cash, end of period	$823,373	$1,807,494

Supplemental cash flow information:
Interest paid	$6,097	$—
Income taxes paid	254,636	196,769

See accompanying notes to consolidated financial statements.

1. Basis of Presentation
(a)	These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2005. The significant accounting policies follow that of the most recently reported annual financial statements.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.
2. Investments

	June 30,	September 30,
	2006	2005

Short term
Cash	$4,261	$1,217,017
Discount securities	4,995,739	20,896,940

	$5,000,000	$22,113,957

Long term
Real estate	$971,563	$—
Discount securities	490,927	8,541,760
Fixed income	10,980,453	1,703,543
Equities	17,896,301	748,935

	$30,339,244	$10,994,238

Total investments	$35,339,244	$33,108,195

The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at June 30, 2006 of the individual financial instruments. At June 30, 2006, the discount securities mature within six months at the face value. The fixed income securities are interest bearing instruments with maturities up to ten years, and bear interest at rates that average 3.0%. Real estate is recorded at historical cost.

The fair value of the short term and long term investments at June 30, 2006 was $ 5,000,000 and $28,817,571 (at September 30, 2005, $22,113,957 and $10,988,369), respectively.

3. Acquisition of subsidiary
On February 28, 2005, the Company through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of Parker Williams (“Management Shareholders”), subject to certain options described below.

ECGH has the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion.

The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was £128,961 ($306,733) consisting of working capital and capital assets. The resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,884,894 ($452,369) was allocated to goodwill and an amount of £139,000 ($330,849) was allocated to intangible assets consisting of customer relationships and non-compete agreements.

In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of Parker Williams from two former employees as per the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).

The additional acquisition in March was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £34,955 ($69,511) consisting of working capital and capital assets, resulting in goodwill of £17,725 ($35,247).

In June 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers as per the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) plus future payment consideration calculated based on performance. Future consideration payments are due on June 30, 2008 and will be recorded as goodwill.

The June 2006 acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £62,918 ($128,668) consisting of working capital and capital assets, resulting in goodwill of £103,915 ($212,506).
Parker Williams acquisition in Canadian Dollars

	Original	Additional	Additional
Assets acquired and liabilities assumed:	Acquisition	Acquisition	Acquisition
	(65%)	(5%)	(approx.10%)

Total assets	$1,796,438	$2,489,308	$2,489,308
Total liabilities	(1,324,541)	(1,099,084)	(1,099,084)
Previously owned	—	(903,646)	(1,024,232)
Minority interest	(165,164)	(417,067)	(237,324)

Net Assets acquired	306,733	69,511	128,668

Intangible assets	330,849	—	—

Goodwill	4,152,369	35,247	212,506

Purchase price including costs	$4,789,951	$104,758	341,174

4. Long term debt

	June 30	September 30
	2006	2005

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	$263,094	$324,341
Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between April 2006 and February 2007	14,131	36,677

	277,225	361,018

Less current portion	88,803	108,925

	$188,422	$252,093

5. Segmented information
The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.
The tables below set out the following information:
(a)	The Company’s external net revenue
Net revenue by region in which the customer is located

	June 30	June 30
For the nine months ended:	2006	2005

Canada	$4,153,807	$4,086,977
United States	3,113,540	10,280,361
United Kingdom and Continental Europe	16,600,291	16,893,028

	$23,867,638	$31,260,366

Net revenue by type of service

	June 30	June 30
For the nine months ended:	2006	2005

Consumer and retail branding	$23,867,638	$31,260,366

(b)	The Company’s identifiable assets for each geographic area in which it has operations:
Capital assets

	June 30	September 30
As at:	2006	2005

Canada	$2,147,043	$2,755,415
United Kingdom and Continental Europe	4,007,325	4,123,897

	$6,154,368	$6,879,312

Goodwill

	June 30	September 30
As at:	2006	2005

Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	10,316,167	10,223,830

	$13,041,463	$12,949,126

Intangible assets

	June 30	September 30
As at:	2006	2005

United Kingdom and Continental Europe	$188,401	$241,886

6. Share capital
Authorized: 40,000,000 common shares without par value
Issued:

	Nine months ended		Fiscal year ended
	June 30, 2006		September 30, 2005
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	21,007,517	$105,204,765	23,416,600	$117,447,261

Common shares issued pursuant to:

Stock options exercised	—	—	38,334	47,917

Repurchase of shares pursuant to share issuer bid	(1,320,397)	(6,612,626)	(2,447,417)	(12,290,413)

Balance, end of period	19,687,120	$98,592,139	21,007,517	$105,204,765

Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float of the shares over the twelve month period commencing August 26, 2005.

7.	Discontinued operations

Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street. The purchase price for the shares was $1,200,000 and for the related capital assets was $300,000. John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. Prior to its sale, John Street was reported primarily as part of Canadian net revenue in the marketing segment.

Income Statement — John Street	June 30	June 30
For the nine months ended:	2006	2005

Net revenue	$—	$3,151,083

Operating expenses	—	3,047,312
Interest expense	—	50,625
Depreciation	—	49,132
Income Taxes	—	2,138

	—	1,876
Gain on sale of discontinued operations	—	1,799,631

Earnings from discontinued operations	$—	$1,801,507

8.	Stock based compensation

On May 25th, 2004, the Company granted certain employees and directors a total of 375,000 options at an exercise price of $4.00 per share. These options vest over periods ranging from one year to three years, and expire on May 24th, 2009. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. For the nine months ended June 30, 2006, an expense of $51,160 (2005 — $325,293), reflecting the option amortization for the period, has been included in salaries and benefits expense.

9.	Related party transactions

At September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own. Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. The repayment of these loans requires quarterly payments totaling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145 beginning July 31, 2006. These loans are secured against 100% of the common shares in the capital of John Street and security interest in the assets. At June 30, 2006, the amount of these loans receivable was $1,974,984 of which $493,746 was current and $1,481,238 was long term.

In April, 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of Envoy, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provides that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. It is anticipated that within 12 months the properties will be severed and separate legal ownership established. The total costs of acquisition, surveying and consulting related to all properties is estimated to be $3,000,000, with Envoy’s share expected to be $1,500,000. Expenses are initially funded by ECGP and then reimbursed by the related party within 10 days of demand. As of June 30, 2006, ECGP had net expenditures of $997,993, including a receivable from the related party of $26,430. This amount was paid subsequent to June 30.

In June 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers as per the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) plus future payment consideration calculated based on performance. Future consideration payments are due on June 30, 2008. The group of three shareholder managers will continue to own collectively approximately 20% of Parker Williams. See Note 3 Acquisition of Subsidiary.

Related party transactions are recorded at the exchange amount, being the amount agreed to by related parties.

10.	Restructuring costs

In response to a number of economic uncertainties, competitive challenges and business risks that will impact client spending commitments of its operating subsidiaries, in November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. Management believes that, by implementing this restructuring plan, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materilize in the short term. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Acorrdingly, the Company recorded a restructuring expense of $1.9 million in the first quarter of fiscal 2006. Termination costs related to 73 employees, of which 44 employee terminations are in North America and 29 in the United Kingdom and Continental Europe.

Total restructuring costs accrued at June 30, 2006 are classified as:

Accounts payable and accrued liabilities	$401,761

The tables below set out the following information:

The Company’s total restructuring activities:

	Contractual		Total	Non-
	Termination		Accrued	cash
	Benefits	Other	Liability	Charge	Total

October 1, 2005	$—	$—	$—	$—	$—

Provision	1,625,284	156,839	1,782,123	74,294	1,856,417

Non cash charges				(74,294)	(74,294)

Cash payments	(1,223,523)	(156,839)	(1,380,362)		(1,380,362)

Amounts Outstanding at June 30, 2006	$401,761	$—	$401,761	$—	$401,761

Restructuring actions are expected to be completed throughout fiscal 2006 and into fiscal 2007. Cash outlays are funded from cash on hand.

Envoy Communications Group Inc.
Management Discussion and Analysis
Third quarter of fiscal 2006
July 28, 2006
The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (“Envoy”, “we” or “us”) for the nine months ended June 30, 2006, compared to the nine months ended June 30, 2005. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
Discussion of results
The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24 to the September 30, 2005 year end Audited Financial Statements.
OVERVIEW
Corporate — significant items
On January 19, 2006, Envoy announced that its Board of Directors approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with an investment of approximately $35 million.
Envoy Capital Group’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. Envoy Capital Group’s mission is to build wealth. Its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Envoy Capital Group’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.
On November 18, 2005, Envoy announced that its Board of Directors has approved the immediate implementation of a restructuring plan. Envoy incurred a restructuring charge of approximately $1.9 million in the first quarter of fiscal 2006. The annual savings in salaries, benefits and other expenses associated with this restructuring is estimated to be approximately $4.4 million. The restructuring involved downsizing of staff and writing off redundant capital assets. The restructuring charge includes termination benefits, legal fees and lease terminations. The Company has sufficient cash on hand to fund the restructuring charges. Management believes that by implementing the restructuring plan, Envoy will be better positioned to remain profitable if its clients’ historical spending patterns do not materialize in the short term.
On November 10, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“PW” or “Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on closing. ECGH has the option to acquire from a group of senior management of PW (“Management Shareholders”) and the Management Shareholders have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the remaining shares (the “Management Shares”) of PW for a purchase price based on the profitability of PW for certain defined periods following closing. On March 1, 2006, ECGH acquired an additional 5% of the Management Shares from the Management Shareholders for a cash consideration of £52,679. In June 2006, ECGH increased its ownership of PW to approximately 80% by acquiring approximately 10% of the Management Shares from the Management Shareholders for £166,833 ($341,174) plus an amount, payable on June 30, 2008, based on the future performance of PW. The transactions were accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area and has revenues of approximately $5.0 million annually. PW was formed in 1990 by designers Tamara Williams and Tony Parker who together have over 25 years design experience in Europe, America and the Far East. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.
Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $0.7 million, on account of an intercompany loan. This loan is repayable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million. Envoy believes that the sale of John Street and the related assets was in the best interests of Envoy and its shareholders. John Street was an investment that was no longer consistent with Envoy’s strategic direction.
Pursuant to the terms of a normal course issuer bid, which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to purchase for cancellation up to 10% of the public float of its common shares. During fiscal 2005, Envoy purchased 2,040,337 common shares for an aggregate purchase price of $6.2 million. The average purchase price per share purchased during fiscal 2005 was $3.04.
On August 19, 2005 Envoy announced acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 2,013,702 common shares, representing approximately 10% of the public float of its common shares. All purchases of the common shares are affected through the facilities of the TSX and/or the NASDAQ National Market (the “NASDAQ”). Purchases commenced on August 26, 2005 and will conclude on the earlier of the date on which purchases under the normal course issuer bid have been completed and August 25, 2006. During the first nine months of the current fiscal year ended June 30, 2006, Envoy purchased a total of 1,914,685 of its common shares for an aggregate purchase price of $3.8 million. The average purchase price per share purchased during this period was $1.96. Envoy intends to purchase the maximum number of common shares authorized under this program by August 25, 2006.
The Board of Directors of Envoy believes that the purchase of its common shares pursuant to the normal course issuer bid is in the best interests of Envoy and is a desirable use of corporate funds. All common shares purchased by Envoy are cancelled.
On September 21, 2005, Envoy advised its U.S. shareholders that it believes it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company (“PFIC”) for the fiscal year ended September 30, 2005, and may be a PFIC for subsequent fiscal years. This determination was made following a preliminary review by Envoy of its financial position in anticipation of its fiscal year end. Based on the year-end audited financial statements, this analysis was updated and the Company confirmed that it will be characterized as a PFIC under the U.S. Internal Revenue Code.
U.S. shareholders who held Envoy’s common shares during fiscal 2005 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of

Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to in order to receive the necessary financial information.
Operating companies — significant items
Watt International Inc. (“Watt”) Envoy’s branding business has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector. Watt’s lengthy history of success and innovation in the retail industry presents it with a spectrum of opportunities — from overall brand strategy to store design to private label program development — with key customers like grocers, mass merchants, pharmacies and home improvement companies.
On March 23, 2006 Envoy announced that Watt was selected by South America’s leading multi-format retailer, Cencosud S.A., for the retail design development of the Costanera Shopping Center in Santiago, Chile. The Costanera Center development will feature the tallest building in Santiago standing 300m tall and is destined to become one of the cities great landmarks. Watt was chosen by Cencosud to prepare a design strategy for the center’s retail spaces and food court and to develop a proprietary brand aesthetic that will further define the center as one of South America’s most unique shopping experiences, ultimately differentiating it from its competitors.

RESULTS OF OPERATIONS
COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED JUNE 30, 2006 WITH THE NINE MONTHS ENDED JUNE 30, 2005
Foreign exchange rates Envoy applied the following rates to translate applicable currency transactions: June 30, 2006; Balance sheet; GBP 2.0344 and USD 1.1201, Income statement; GBP 2.0429 and USD 1.1509 and June 30, 2005; Balance sheet; GBP 2.2176 and USD 1.2287, Income statement; GBP 2.3023 and USD 1.2302.
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges.
Net revenue for the nine months ended June 30, 2006 was $23.9 million, compared to $31.3 million (excluding discontinued operations) for the nine months ended June 30, 2005, a decrease of $7.3 million or 23%.
Net revenue by type of service and by customer location:
Net Revenue for the Nine months ended June 30 (in millions)

By type of service	2006	% of total	2005	% of total

Consumer and retail branding	$23.9	100%	$31.3	100%

By customer location	2006	% of total	2005	% of total

Canada	$4.2	18%	$4.1	13%
United States	3.1	13%	10.3	33%
Europe *	16.6	69%	16.9	54%

	$23.9	100%	$31.3	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services decreased by $7.4 million for the nine months ended June 30, 2006, compared to the nine months ended June 30, 2005, a decrease of fiscal 2006.
Net revenue by customer location:
Net revenue from Canada increased $0.1 million for the nine months ended June 30, 2006 compared to the nine months ended June 30, 2005, a modest increase of .03%. Canadian net revenue was 18% of total net revenue in 2006 and 13% in 2005.
Net revenue from the U.S. decreased $7.2 million for the nine months ended June 30, 2006, compared to the nine months ended June 30, 2005, a 70% decrease. As a result of a large client loss and a currency translation loss (USD declined 6.5%); we expect this trend of declining net revenue from U.S. clients to continue through the remainder of fiscal 2006.

Net revenue from Europe decreased by $0.3 million for the nine months ended June 30, 2006, compared to the nine months ended June 30, 2005, a moderate decrease of less than 0.02%. The change in net revenues form Europe is a combination of factors, including an increase in revenue from Parker Williams by $2.7 million (as the acquisition of Parker Williams was completed on February 28, 2005, only revenue for four months was included in fiscal 2005), a reduction in revenues from Gilchrist by $2.6 million and a decrease in the GBP by 11.3%.
Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Operating expenses decreased by 12.7% to $24.6 million for the nine months ended June 30, 2006 from $28.2 million for the nine months ended June 30, 2005. Changes in operating expenses are as follow:
Salaries and benefits expense for the nine months ended June 30, 2006 were $18.2 million, compared to $20.5 million for the nine months ended June 30, 2005, a decrease of $2.3 million or 11.2%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Salaries and benefits expense as a percent of net revenue was approximately 76.3% for the nine months ended June 30, 2006, compared to 65.6% for the nine months ended June 30, 2005. Envoy expects that salaries and benefits expense will be approximately 70% of sales in fiscal 2006.
General and administrative expenses for the nine months ended June 30, 2006 were $4.5 million, compared to $5.4 million for the nine months ended June 30, 2005. Included in general and administrative expenses is foreign exchange expense of $0.3 million for the nine months ended June 30, 2006, compared to $0.1 million for the nine months ended June 30, 2005. General and administrative expense as a percent of net revenue was 18.7% for the nine months ended June 30, 2006, compared to approximately 17.2% for the nine months ended June 30, 2005. Envoy expects that general and administrative expenses will be 16% of sales in fiscal 2006.
Occupancy costs for the nine months ended June 30, 2006 were $1.9 million, compared to $2.4 million for the nine months ended June 30, 2005. Occupancy costs as a percent of net revenue was 8.2% for the nine months ended June 30, 2006, compared to 7.5% for the nine months ended June 30, 2005. We expect occupancy costs to stay at current levels throughout the remainder of the year.
Depreciation and Amortization of intangible assets Depreciation and Amortization expense for the nine months ended June 30, 2006 was $1.5 million, compared to $1.8 million for the nine months ended June 30, 2005.
Investment Earnings Investment earnings for the nine months ended June 30, 2006 was $1.2 million, compared to $2.0 million for the nine months ended June 30, 2005. Investment income in the third quarter of 2006 was softer compared to previous quarters of fiscal 2006 and the same quarter of fiscal 2005, due to a broad downturn in the stock market. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio.
Restructuring charge For the nine months period ended on June 30, 2006, Envoy has taken a charge of $1.9 million to adjust its staffing needs and assets employed in the operations, compared to no charge during the nine months period ended on June 30, 2005. All of this charge relates to the termination of

73 employees in the first quarter of 2006, of which 44 employee terminations were in North America and 29 in the United Kingdom and Continental Europe.
(Loss) Earnings from discontinued operations net of income taxes (Loss) Earnings from discontinued operations net of income taxes was nil for the nine months ended June 30, 2006, compared to a gain of $1.8 million for the nine months ended June 30, 2005. The gain from discontinued operations relates to the sale of John Street on June 30, 2005.
(Net Loss) Net earnings Envoy had a net loss of $2.7 million or ($0.13) per share for the nine months ended June 30, 2006, compared to net earnings of $5.1 million or $0.23 per share for the nine months ended June 30, 2005.
Liquidity and Capital Resources
As at June 30, 2006, Envoy had working capital of $11.8 million and a cash balance of $0.8 million, compared to working capital of $35.9 million and a cash balance of $4.2 million at September 30, 2005. At June 30, 2006 working capital included $5 million of our investment portfolio, compared to $22.1 million at September 30, 2005. The change in the current investment balance is due to Envoy launching Envoy Capital Group in fiscal 2006. As a result, the majority of Envoy’s portfolio is classified as long term investments.
Net cash provided by operating activities was $2.7 million for the nine months ended June 30, 2006, compared to a net use of $1.2 million cash for the nine months ended June 30, 2005. The majority of the increase is due to a reduction in accounts receivable of $5.1 million.
Net cash used in financing activities was $2.6 million for the nine months ended June 30, 2006, compared to $5.9 million for the nine months ended June 30, 2005. The main reason for the decrease was a reduction in costs associated with Envoy’s normal course issuer bid. Only $2.3 million was used to purchase shares through this share buyback program during the nine months ended June 30, 2006, compared to $5.7 million used to purchase shares under the share buyback program during the nine months ended June 30, 2005.
Net cash used in investing activities was $3.2 million for the nine months ended June 30, 2006, compared to net cash provided by investing activities of $5.6 million for the nine months ended June 30, 2005, an increase in the use of cash by $8.8 million. Approximately $2.2 million was used for investments in the nine months ended June 30, 2006, compared to $11.1 provided by the investments in the nine months ended June 30, 2005. In addition, $0.3 million was used for the acquisition of subsidiaries in the nine months ended June 30, 2006, compared to $4.0 million used in acquiring subsidiaries during the same period of 2005.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006 WITH THE THREE MONTHS ENDED JUNE 30, 2005
Foreign exchange rates Envoy applied the following rates to translate applicable currency transactions: June 30, 2006; Balance sheet; GBP 2.0344 and USD 1.1201, Income statement; GBP 2.0429 and USD 1.1509 and June 30, 2005; Balance sheet; GBP 2.0313 and USD 1.1676, Income statement; GBP 2.0387 and USD 1.1645.
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges.
Net revenue for the three months ended June 30, 2006 was $7.5 million, compared to $12 million (excluding discontinued operations) for the three months ended June 30, 2005, a decrease of $4.5 million.
Net revenue by type of service and by customer location:
Net Revenue for the three months ended June 30 (in millions)

By type of service	2006	% of total	2005	% of total

Consumer and retail branding	$7.5	100%	$12.0	100%

By customer location	2006	% of total	2005	% of total

Canada	$1.3	17%	$0.8	7%
United States	0.8	11%	5.2	44%
Europe *	5.4	72%	6.0	49%

	$7.5	100%	$12.0	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services decreased by $4.5 million or 37.5% in the three months ended June 30, 2006, compared to the three months ended June 30, 2005. After a review of client spending plans, we expect net revenue to decrease by about 22% in fiscal 2006.
Net revenue by customer location:
Net revenue from Canada increased by $0.5 million, for the three months ended June 30, 2006, compared to the three months ended June 30, 2005, an increase of 63%.
Net revenue from the U.S. has decreased by $4.4 million for the three months ended June 30, 2006, compared to the three months ended June 30, 2005, a decrease of 85%. As a result of a large client loss and a currency translation loss, we expect this trend of declining net revenue from U.S. clients to continue through the remainder of 2006.
Net revenues from Europe were $5.4 million during the three months ended June 30, 2006 and $6 million during the three months ended June 30, 2005, a10% decrease.
Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises. Operating expenses decreased by $2.5 million or 25% to $7.6 million for the three months ended June 30, 2006 from $10.1 million for the three months ended June 30, 2005. Changes in operating expenses are as follows:
Salaries and benefits expense for the three months ended June 30, 2006 were $5.6 million, compared to $7.9 million for the three months ended June 30, 2005, a decrease of $2.3 million or 29%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Salaries and benefits expense as a percent of net revenue was approximately 74.9% for the three months ended June 30, 2006, compared to 66% for the three months ended June 30, 2005. Envoy expects that salaries and benefits expense will be approximately 70% of sales in fiscal 2006.
General and administrative expenses for the three months ended June 30, 2006 were $1.6 million, compared to $1.7 million for the three months ended June 30, 2005. Included in general and administrative expenses is foreign exchange loss of $0.1 million for the three months ended June 30, 2006, compared to a gain of $0.1 million for the three months ended June 30, 2005. General and administrative expense as a percentage of net revenue was 21.4% for the three months ended June 30, 2006, compared to approximately 14% for the three months ended June 30, 2005. Envoy expects that general and administrative expenses will be 16% of sales in fiscal 2006.
Occupancy costs for the three months ended June 30, 2006 were $0.4 million, compared to $0.5 million for the three months ended June 30, 2005. Occupancy costs as a percentage of net revenue was 5.3% for the three months ended June 30, 2006, compared to 4.4% for the three months ended June 30, 2005. We expect occupancy costs to stay at current levels throughout the remainder of the year.
Depreciation expense Depreciation expense for the three months ended June 30, 2006 was $0.5 million, compared to $0.7 million for the three months ended June 30, 2005.
Investment Earnings Investment loss was $0.25 million for the three months ended June 30, 2006, compared to income of $0.5 for the three month period ended June 31, 2005. Investment income in the third quarter of 2006 was softer compared to the same quarter of 2005, due to a broad downturn in the stock market. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio.
Restructuring charge No restructuring charge was recorded in the three months ended June 30, 2006 or 2005. A charge of $1.9 million was taken in the first quarter of 2006. Detailed information regarding the charges is provided in the nine months results analysis.
(Loss) Earnings from discontinued operations net of income taxes There was no gain or loss from discontinued operations during the three months ended June 30, 2006. Income of $1.9 million was recorded from the sold operations during the three months ended June 30, 2005. Discontinued operations relate to the sale of John Street on June 30, 2005.
(Net Loss) Net earnings Envoy had a net loss of $1.1 million or ($0.05) per share for the three months ended June 30, 2006, compared to net earnings of $3.6 million or $0.17 per share for the three months ended June 30, 2005.

Liquidity and Capital Resources
As at June 30, 2006, Envoy had working capital of $11.8 million and a cash balance of $0.8 million, compared to working capital of $12.2 million and a cash balance of $2.8 million at March 31, 2006. At June 30, 2006 and March 31, 2006 working capital included $5 million of Envoy’s investment portfolio. Envoy has capitalized its newly launched Envoy Capital Group, a merchant banking division, with approximately $35 million, of which $5 million of the investments are classified as current and the balance of $30 million as long term investments.
Net cash used by operating activities was $1.5 million for the three months ended June 30, 2006, compared to $1.2 million for the three months ended June 30, 2005, an increase in use of $0.3 million. The $0.3 million increase was net of all operating items, including changes in accounts receivables and payables.
Net cash used in financing activities was $2.4 million for the three months ended June 30, 2006, compared to $1.2 million used in the three months ended June 30, 2005. During the three months ended June 30, 2006, Envoy used cash of $2.2 million to purchase shares through its share buyback program, compared to $1.2 million during the three months ended June 30, 2005.
Net cash provided by investing activities was $2.2 million for the three months ended June 30, 2006, compared to $2.2 million for the three months ended June 30, 2005. For the three month period ended June 30, 2006, cash of $2.4 million was provided by investments and $1 million was used to purchase real estate. For the three month period ended June 30, 2005, $3.1 million was provided by investments and $0.7 million was used to buy capital assets.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at June 30, 2006:

		Due in 1	Due between	Due between	Due after 5
	Total	year or less	years 2 and 3	years 4 and 5	years
Operating leases	$8,055,821	$1,190,872	$2,754,604	$1,933,216	$2,177,129

Long term debt	277,225	88,803	188,422	—	—

Total contractual cash obligations	$8,333,046	$1,279,675	$2,943,026	$1,933,216	$2,177,129

SUMMARY OF QUARTERLY RESULTS

	Q3 2006	Q2 2006	Q1 2006	Q4 2005

Net revenue	$7.5 million	$7.7 million	$8.7 million	$11.9 million

Net earnings (loss):
From continuing operations	$(1.1) million	$(0.4) million	$(1.1) million	$0.9 million
Including discontinued operations	$(1.1) million	$(0.4) million	$(1.1) million	$0.9 million

Net earnings (loss) per share
From continuing operations
Basic	$(0.05)	$(0.02)	$(0.05)	$0.04
Diluted	$(0.05)	$(0.02)	$(0.05)	$0.04
Including discontinued operations
Basic	$(0.05)	$(0.02)	$(0.05)	$0.04
Diluted	$(0.05)	$(0.02)	$(0.05)	$0.04

	Q3 2005	Q2 2005	Q1 2005	Q4 2004

Net revenue	$12.0 million	$10.2 million	$9.1 million	$9.1 million

Net earnings (loss):
From continuing operations	$1.7 million	$0.8 million	$0.7 million	$(0.3) million
Including discontinued operations	$3.6 million	$0.8 million	$0.6 million	$(0.3) million

Net earnings (loss) per share
From continuing operations
Basic	$0.08	$0.04	$0.03	$(0.01)
Diluted	$0.08	$0.04	$0.03	$(0.01)
Including discontinued operations
Basic	$0.17	$0.04	$0.03	$(0.01)
Diluted	$0.17	$0.04	$0.03	$(0.01)
TRANSACTIONS WITH RELATED PARTIES
At September 30, 2004, Envoy purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own. Effective June 30, 2005, Envoy completed the sale of the shares of John Street and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of

8% per annum. The repayment of the loans required quarterly payments totaling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145 beginning July 31, 2006. These loans are secured by a combination of 100% of the common shares in the capital of John Street and a general security agreement on the assets. At June 30, 2006, the amount of these loans receivable was $1,974,984, of which $493,746 was current and $1,481,238 was long term.
In April, 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of Envoy, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provides that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. It is anticipated that, within 12 months, the properties will be severed and separate legal ownership established. The total costs of acquisition, surveying and consulting related to all properties is estimated to be $3,000,000, with Envoy’s share expected to be $1,500,000. Expenses are initially funded by ECGP and then reimbursed by the related party within 10 days of demand. As of June 30, 2006, ECGP had net expenditures of $997,993, including a receivable from the related party of $26,430. This amount was paid subsequent to June 30, 2006.
In June 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares of Parker Williams from Management Shareholders, in accordance with the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) plus an amount, payable on June 30, 2008, based on the future performance of Parker Williams.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its financial statements are described in Note 2 to the September 30, 2005 year end Financial Statements and they should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the September 30, 2005 year end Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared. These estimates are described on the September 30, 2005 year end Financial Statements.
Although all of the policies identified in Note 2 to the September 30, 2005 year end Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. Envoy assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, Envoy considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in an impairment of goodwill.
Goodwill is considered to be impaired if carrying value exceeds fair market value. Fair value can be characterized as the amount at which an item could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows.
Intangible assets To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry-forward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Stock Based Compensation and Other Stock based Payments Effective October 1, 2003, Envoy adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology requires management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price. The amounts determined for these variables, which are detailed in Note 12(e) to the September 30, 2005 year end Financial Statements, have a significant impact on the values assigned to the stock options.
Restructuring charges During the first quarter of fiscal 2006, Envoy has recorded restructuring charges relating to the workforce which include employee severance and benefit costs, costs related to leased facilities that have been abandoned, the cost of owned equipment and the cost of leased equipment that has been abandoned. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with the restructuring plans. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, Envoy evaluates the appropriateness of the remaining accrued balances.
IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS
In January of 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income” and Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in fiscal year 2007. Earlier adoption is permitted. Most significantly for Envoy, the new standards will require presentation of a separate statement of comprehensive income. Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be recorded in comprehensive income or in the statement of operations, depending on the classification of the investments. Envoy is assessing the impact of the new standards.
IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, public companies using the fair value method will recognize compensation expense for the unvested portion of awards outstanding as of the effective date based on their grant date fair value as calculated under the original provisions of SFAS 123.
The pronouncement was to be effective at the beginning of the first interim or annual period beginning after June 15, 2005. However, in April 2005, an amendment was issued to delay the effective date to the first fiscal year that begins after June 15, 2005. Envoy has adopted the new pronouncement effective October 1, 2005.
RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom and Continental Europe.
Client concentration Envoy receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact Envoy’s prospects, business, financial condition and results of operations. For the nine months ended June 30, 2006, Envoy’s top three clients accounted for 44% of its consolidated net revenue. Envoy expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on Envoy’s financial results.
Interest rate risk Envoy’s debt under its lending facilities is described in Note 9 to the September 30, 2005 year end Financial Statements. During fiscal 2004, Envoy repaid much of the debt that had been outstanding during previous years, including the bank credit facility that had carried a variable interest rate based on the prime rate. At June 30, 2006, Envoy had a small amount of fixed rate debt outstanding. Envoy has exposure to changes in the interest rate on its investment portfolio.

Market risk Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices.
Foreign currency risk Envoy is subject to currency risk through its activities in the United States and in the United Kingdom. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure Envoy’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect Envoy’s ability to increase or maintain its operations in various countries.
Key personnel Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk.
Merchant Banking Services
Investors will be relying on the judgment of management and the Board of Directors as to the most effective use of the investment portfolio. If Envoy does not use the proceeds effectively, its business, operations and financial results could be adversely affected. Envoy intends to expand the size of its loan portfolio and the number of investments. There can be no assurances that Envoy will be able to effectively manage its growth and, if it is unable to do so, Envoy’s business, financial conditions and results could be adversely affected.
OTHER INFORMATION
Share Consolidation (Reverse stock split)
On January 21, 2005, Envoy announced that its Board of Directors had approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. The share consolidation affected all common shares, warrants and stock options of Envoy outstanding on the effective date of February 10, 2005. Any fractional shares resulting from this consolidation were adjusted to the nearest full common share. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation.
Increase in authorized share capital
At a special meeting of shareholders of Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 10,000,000 common shares to 40,000,000 common shares.
Other items
At June 30, 2006, there were 19,687,120 common shares of Envoy issued and outstanding, compared to 21,007,517 issued at September 30, 2005.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21 E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Shareholder Information

HEAD OFFICE
172 John Street
Toronto, Canada M5T 1X5
Telephone: (416) 593-1212
Facsimile: (416) 593-4434
DIRECTORS
John H. Bailey
B.Comm, J.D., LL.M
Barrister & Solicitor
David Parkes
Consultant
David Parkes & Associates
Geoffrey B. Genovese
President, Chairman and
Chief Executive Officer
Envoy Communications Group Inc.
David I. Hull
President
Hull Life Insurance Agencies Inc.
Hugh Aird (Lead Director)
Vice-Chairman North America
Edelman
OFFICERS
Geoffrey B. Genovese
President, Chairman
and Chief Executive Officer
J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
John H. Bailey
Executive Vice President
and Corporate Secretary
AUDIT COMMITTEE
David Parkes (Chair)
Hugh Aird
David I. Hull
COMPENSATION COMMITTEE
David I. Hull (Chair)
Hugh Aird
David Parkes
NOMINATING AND CORPORATE
GOVERNANCE COMMITTEE
David I. Hull (Chair)
Hugh Aird
David Parkes
TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1
AUDITORS
BDO Dunwoody LLP
60 Columbia Way, Suite 400
Markham, Canada L3R 0C9
BANKERS
RBC Royal Bank
200 Bay Street
Toronto, Canada M5J 2J5
LEGAL COUNSEL
Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Canada M5L 1A9
INVESTOR RELATIONS
E-mail: info@envoy.to
Additional information is
available on our
Web site at www.envoy.to
STOCK TRADING INFORMATION
Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI